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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       ---------------------------------

                                Schedule 14D-9

                     Solicitation/Recommendation Statement

                      Pursuant to Section 14(d)(4) of the

                        Securities Exchange Act of 1934


                   WINTHROP PARTNERS 79 LIMITED PARTNERSHIP
                           (Name of Subject Company)


                   WINTHROP PARTNERS 79 LIMITED PARTNERSHIP
                       (Name of Person Filing Statement)

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)

                                     None
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


                                Carolyn Tiffany
                         One Winthrop Properties, Inc.
                          7 Bulfinch Place, Suite 500
                                 P.O. Box 9507
                          Boston, Massachusetts 02114
                                (617) 570-4600

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

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ITEM 1. SUBJECT COMPANY INFORMATION

         The name of the subject company is Winthrop Partners 79 Limited Partnership, a Massachusetts limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114 and the telephone number of such offices is (617) 570-4600. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of April 1, 2002, there were 10,005 Units outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

         This Statement is being filed by the Partnership and relates to the tender offer of Equity Resource Lexington Fund Limited Partnership ("Equity Resource"), to purchase up to 2,000 Units at a purchase price of $375 per Unit, pursuant to the terms and conditions of an Offer to Purchase filed with the Securities and Exchange Commission on April 12, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer"). The Equity Resource Offer is being made pursuant to a tender offer statement on Schedule TO dated April 12, 2002.

         According to the Equity Resource Offer, the principal business address of Equity Resource's executive offices is c/o Equity Resources Group, Inc., 44 Brattle Street, Cambridge, Massachusetts 02138.

         In addition, we are also responding to a "mini-tender offer" made by MacKenzie Patterson, Inc. ("MacKenzie") dated April 19, 2002 to purchase up to 410 Units at a price of $400 per Unit (the "MacKenzie Offer").

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
        AGREEMENTS

            Equity Resource sent a letter to the general partner of the Partnership seeking a list of limited partners to enable it to commence the Equity Resource Offer. The Partnership provided Equity Resource with such list in March 2002. The list was provided to Equity Resource pursuant to an agreement entered into in May 2000 between affiliates of Equity Resource and the general partner of the Partnership (the "Equity Resource Agreement"). Pursuant to the Equity Resource Agreement, the general partner of the agreed to deliver to Equity Resource and its affiliates lists of limited partners in the Partnership and certain other partnerships in which the general partner of the Partnership or its affiliates act as the general partner so long as Equity Resource or its affiliate is a limited partner in such partnership. In addition, pursuant to the Equity Resource Agreement, the general partner of the Partnership has the right to acquire from Equity Resource one-half of all Units it acquires pursuant to the Equity Resource Offer for a purchase price equal to the purchase price paid by Equity Resource for such Units.




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ITEM 4. THE SOLICITATION OR RECOMMENDATION

         The Partnership believes that the prices being offered by Equity Resource and MacKenzie are not indicative of the Partnership's value and therefore recommend against accepting both the Equity Resource Offer and MacKenzie Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource and MacKenzie. In this regard, we call you attention to the fact that Equity Resource based their purchase price on a valuation prepared by an affiliate of the general partner in 1999 that valued each Unit at approximately $575. Please note, however, that there are many methods of determining Unit value and there are many factors that impact on the ultimate value received for a Unit.

         In any event, the decision on whether to accept Equity Resource's or MacKenzie's offer is dependent upon each limited partner's specific situation and their desire for liquidity. In this regard, if you intend to accept either offer, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR PRIOR TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES TO YOU.

         As indicated above, the general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. At present, it is anticipated that the general partner of the Partnership will exercise such option. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in either offer.

         In addition, please note that affiliates of the general partner of the Partnership hold 2,379.25 Units (approximately 23.78%) and will not tender their Units in either offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED

         None.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

         None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

         None.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a) - Letter to Limited Partners from the Partnership dated
                       April 19, 2002.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 19, 2002


                               WINTHROP PARTNERS 79 LIMITED PARTNERSHIP

                               By:      One Winthrop Properties, Inc.
                                        General Partner

                                        By: /s/ Peter Braverman
                                            ----------------------------------
                                                Peter Braverman
                                                Executive Vice President


















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                                                                   Exhibit (a)

                   WINTHROP PARTNERS 79 LIMITED PARTNERSHIP
                          7 Bulfinch Place, Suite 500
                                 P.O. Box 9507
                          Boston, Massachusetts 02114



April 19, 2002


Dear Limited Partner:

         As you are aware, Equity Resource Lexington Fund Limited Partnership ("Equity Resource") is making an offer to purchase up to 2,000 units of limited partnership interest (the "Units") in the Partnership at a purchase price of $375 per Unit. Equity Resource's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated April 12, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer"). In addition, MacKenzie Patterson, Inc. ("MacKenzie") is making an offer to purchase up to 410 Units at a purchase price of $400 per Unit (the "MacKenzie Offer"). The MacKenzie Offer is a "mini-tender offer(1)" and, as such, is not subject to the same regulations as the Equity Resource Offer. Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the offers, or whether the Partnership is remaining neutral.

         The Partnership believes that the prices being offered by Equity Resource and MacKenzie are not indicative of the Partnership's value and therefore recommend against accepting both the Equity Resource Offer and MacKenzie Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource and MacKenzie. In this regard, we call you attention to the fact that Equity Resource based their purchase price on a valuation prepared by an affiliate of the general partner in 1999 that valued each Unit at approximately $575. Please note, however, that there are many methods of determining Unit value and there are many factors that impact on the ultimate value received for a Unit.

         In any event, the decision on whether to accept Equity Resource's or MacKenzie's offer is dependent upon each limited partner's specific situation and their desire for liquidity. In this regard, if you intend to accept either offer, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR PRIOR

--------
(1) A "mini-tender offer" is an offer pursuant to which the offeror, if it acquired all of the Units it is seeking would still own less than 5% of the Partnership's Units.


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TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE
TAX CONSEQUENCES TO YOU.

         The general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. At present, it is anticipated that the general partner of the Partnership will exercise such option. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the either offer.

         In addition, please note that affiliates of the general partner of the Partnership hold 2,379.25 Units (approximately 23.78%) and will not tender their Units in either offer.

         If you have any questions, please contact Beverly Bergman at 617-570-4607.

                                        Sincerely,

                                        WINTHROP PARTNERS 79
                                        LIMITED PARTNERSHIP


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